FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








 NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
                            AND/OR CONNECTED PERSONS



This notification relates to a transaction notified in accordance with DTR
3.1.2 R and 3.1.4 R (1)(a)


1      Name of the issuer

       HSBC Holdings plc


2 Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

       W S H Laidlaw, a person discharging managerial responsibilities


3 Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

       US$0.50 ordinary shares


4      State the nature of the transaction

       i) A beneficial interest, held on date of appointment as a Director of HSBC Holdings plc on 1 January 2008.

       ii) A non-beneficial interest as a Trustee of The Late Lord Southborough's Will Trust, held on date of appointment as a Director of HSBC Holdings plc on 1 January 2008.


5 Number of shares, derivatives or any other financial instruments relating to shares acquired

       i)   20,000

       ii)  4,500


6 Number of shares, derivatives or any other financial instruments relating to shares disposed

       N/A


7      Price per share or value of transaction

       N/A


8      Date and place of transaction

       Held on appointment (1 January 2008)


9      Date issuer informed of transaction

       10 January 2008


10     Total holding following notification

       24,500


11 Name of duly authorised officer/official of issuer responsible for making notification Nicola Black, Assistant Secretary, 020 7991 2652


12     Date of notification

       11 January 2008






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 January 2008